Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD DRILLS 1.31 GPT GOLD OVER 414.00 METRES AND DISCOVERS 200 METRE NORTHWARD EXPANSION OF SHALLOW MINERALIZATION AT FENN-GIB PROJECT

•                  Drilling in untested gap confirms geologic model, highlights potential at depth and discovers 200 metre expansion of shallow mineralization to north of previous drilling

•             FG-11-04 intersected 1.31 grams per tonne (“gpt”) gold (“Au”) over 414.00 metres (“m”), including 1.54 gpt Au over 264.00m, and 2.40 gpt Au over 20.00m, and ended in mineralization 470 metres vertically below surface

•                  Three “twin” holes intersected widths and grades similar or better than original holes

•             FG-11-01: 3.29 gpt Au over 29.30m versus 2.95 gpt over 28.58m (G-96-154)

•             FG-11-02: 1.19 gpt Au over 265.00m versus 0.88 gpt over 268.00m (G-93-1)

•             FG-11-03: 1.43 gpt Au over 166.00m versus 1.47 gpt over 164.50m (G-98-184)

•                  Check sampling of approximately 200 core halves from previous drilling indicate average overall grade of 1.12 gpt compared to original estimate of 0.91 gpt

•                  Drill results also include significant silver assays, gold:silver ratio compares favourably to traditional levels for gold mineralization in Timmins Camp.

TORONTO, ONTARIO—(Marketwire — October 28, 2011) - Lake Shore Gold Corp. (TSX and NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today reported the results of 4  holes, including 3 confirmation (“twin”) holes and 1 infill/expansion drill hole, (1,899 metres) at the Company’s wholly owned Fenn-Gib project. The Fenn-Gib project, which is located approximately 60 kms east of Timmins along the eastern extension of the Destor Porcupine (“DPFZ”) and Pipestone Fault Zones (“PFZ”), has the potential to host significant open-pit and underground resources. The twin and infill/expansion drilling is being conducted as part of a work program in support of an initial National Instrument (“NI”) 43-101 mineral resource, expected to be released before the end of 2011. The Company is targeting an initial resource of between 2 and 3 million ounces, with the deposit remaining open in all directions (see the Company’s press release dated May 5, 2011 for more information).

The drilling consisted of three holes considered as “twins” to historic holes completed by past operators in the 1990’s, as well as one hole into an untested gap located within the central portion of the intrusive complex section and then extended 200 metres north of previous nearby holes.

Tony Makuch, President and CEO of Lake Shore Gold, commented:  “We are very encouraged by the results being announced today as part of our confirmation and infill/expansion drill program at Fenn-Gib. The twin holes drilled and check sampling work completed clearly show that past results are holding up very well, with there being some upside potential. The results from Hole FG-11-04, drilled into an untested gap, were also very significant. This hole provided strong confirmation of the geologic model, demonstrated that mineralization extends from the syenite into the mafic volcanics and continues to depth uncovering a 200 metre expansion of shallow mineralization to the north of previous drill holes. Today’s results very much support our view that Fenn-Gib has the potential to host significant open pit and underground resources and we are very much looking forward to announcing our initial resource for the project before the end of 2011.”

Significant results include: 1.31 gpt Au over 414.00m, including 1.54 gpt Au over 264.00m, and 2.40 gpt over 20.00m, including 3.72 gpt Au over 9.00m in FG-11-04, which was drilled into a previously untested gap within the central portion of the intrusive complex and north of past drilling. Mineralization in the upper portion of the hole occurs between a down hole depth of 75 and 489 metres and is hosted by moderate to strongly altered alkalic intrusives and mafic volcanic’s, containing 5 to 15 percent disseminated pyrite.  Mineralization in the lower portion of the hole occurs between 631.0 and 651.0 metres and ended in mineralization with the last 3.0m averaging 6.78 gpt. Results of FG-11-04 are considered extremely positive as they provide strong confirmation of the geologic model being used as well as identify new mineralization 200 metres north of previous interpretations.

Additional significant results were obtained from three twin holes completed in the central to eastern portion of the deposit with all three holes obtaining grades and widths similar to or better than previous nearby holes. FG-11-03 was drilled 50 metres to the east of FG-11-04 and was designed to twin previous hole G-98-184 to a depth of 250.00 metres, as well as to cover untested areas located below this depth. Results from FG-11-03 include 1.20 gpt Au over 236.00m and 9.77 gpt Au over 3.20m as compared to 1.47 gpt over 164.50m in G-98-184. Comparison of FG-11-03 over a similar down hole range indicates 1.43 gpt Au over 166.00 metres.  FG-11-02 was drilled approximately 50 metres to the east of FG-11-03 and intersected 1.19 gpt Au over 265.00 metres as compared to 0.88 gpt over 268.00 metres in previous hole G-93-1. FG-11-01 was drilled in the east extension of the Main Zone approximately 160 metres east of FG-11-02 and intersected 3.29 gpt Au over 29.30m, including 6.09 gpt over 9.40m, as compared to 2.95 gpt over 28.58m in the previous hole G-96-154.

As part of the recently completed drill program all samples were also analyzed for silver (Ag).  The results indicate generally elevated silver grades which coincide with felsic intrusive rocks and gold mineralization. Composites for silver across the mineralized envelope average 1.00 to 2.00 gpt with a gold:silver ratio averaging 2:1. These silver grades are higher than those found in most gold deposits in the Timmins Camp, where silver values are typically less than 0.5 gpt with ratios closer to 6:1.

In addition to the above, the Company carried out a check sampling program on approximately 200 duplicate core halves from previous drilling. The samples from the check program were obtained from core covering a variety of past drill programs and rock types overlying a 1 km strike length over the Main Zone.  The results of the check sampling program were extremely positive and indicate an average overall grade for the check samples of 1.12 gpt as compared to 0.91 gpt for the original samples. The Company also noted un-sampled core adjacent to known zones from historic holes and will undertake an infill sampling program.

Quality Control

The Company’s Qualified Persons (“QP’s”) for the surface drilling and check sampling programs being completed on the Fenn-Gib property are Stephen Conquer, P. Geo. and Bob Kusins, P.Geo. As QP’s, they have prepared or supervised the preparation of the scientific or technical information and have verified the data disclosed in this press release. Both Mr. Conquer and Mr. Kusins are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut, half the drill core is sampled in standard intervals while the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Minerals Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Minerals Assay Laboratory in either Vancouver, B.C. or Val D’Or, Quebec. Assays have been completed by ALS Minerals using a standard fire assay with a 30g aliquot and an AA finish. Samples with assay results above 10.0 gpt are re-analyzed using a gravimetric finish. ALS Minerals is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

The potential mineral deposit at the Fenn-Gib project, as referred to in this press release, is conceptual in nature. There has been insufficient exploration work to define a mineral resource as defined under NI 43-101 and it is uncertain if further exploration drilling will result in the potential mineral deposit being delineated as a mineral resource. More information about the Fenn-Gib project, including a review of the Company’s block modeling assumptions, past drill results and other work, is provided in a press release entitled, “Lake Shore Gold to Acquire Fenn-Gib project from Barrick Gold in Exchange for Common Shares” dated May 5, 2011.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Fenn-Gib Property - Significant Assay Results - New Drill Results

Hole Number	From	To	Length	Au Assay	Ag Assay	Comments
	(m)	(m)	(m)	(gpt)	(gpt)
FG-11-01	110.00	139.30	29.30	3.29	1.47	VG @ 137.4m
includes	129.90	139.30	9.40	6.09	2.20
FG-11-02	66.80	331.80	265.00	1.19	1.19
includes	136.00	170.00	34.00	2.34	2.35
and includes	185.00	233.40	48.40	2.03	0.90
FG-11-03	74.00	310.00	236.00	1.20	1.19
	84.00	250.00	166.00	1.43	1.25
includes	84.00	106.00	22.00	2.42	3.12
and includes	206.00	229.00	23.00	2.63	1.07
	326.80	330.00	3.20	9.77	1.73
FG-11-04	75.00	489.00	414.00	1.31	0.89
includes	75.00	339.00	264.00	1.54	1.17	inside conceptual pit limits
which includes	280.10	307.00	26.90	3.31	1.00
which includes	317.30	339.00	21.70	2.77	0.87
and includes	339.00	489.00	150.00	0.92	0.40
which includes	453.00	489.00	36.00	2.13	0.45
which includes	475.50	489.00	13.50	3.54	0.77
	631.00	651.00	20.00	2.40	0.45
includes	642.00	651.00	9.00	3.72	0.72
which inlcudes	648.00	651.00	3.00	6.78	0.92

Fenn-Gib Property - Significant Assay Results - Historic Drill Results

Hole Number	From	To	Length	Au Assay	Ag Assay	Comments
	(m)	(m)	(m)	(gpt)	(gpt)
G-96-154	112.50	141.08	28.58	2.95		G-96-154 twinned by FG-11-01
includes	128.75	139.96	11.21	5.47
G-93-1	64.50	332.50	268.00	0.88		G-93-1 twinned by FG-11-02
includes	136.00	181.00	45.00	1.91
G-98-184	74.00	310.00	236.00			no composite, hole only drilled to 250m
	85.50	250.00	164.50	1.47		G-98-184 twinned by FG-11-03
includes	93.00	114.00	21.00	2.47
and includes	204.00	226.50	22.50	2.88
Notes:

1) In FG-11-04 the interval 458.30 to 459.00 metres was ground (missing) core and therefore could not be assayed. To calculate the composites a value of 0.00 gpt Au was used for this interval.

2) Ag assays for 195 to 237m (42m) are pending for FG-11-04. Ag composites calculated using 0.00 gpt Ag for this interval.

3) Ag analysis was not completed for historical drilling, therefore no Ag composites are shown.

4) True widths are not reported at this time.

5) Assay results are reported uncut and no assay values were above 23.00 gpt Au.

Figure 1. Location Map

Figure 2.  Plan View

557500
558000
558500
559000
559500
5375500
5375000
N
1400E B
A
FG-11-04
0.92 /150.00
incl. 2.13 /36.00
FG-11-04
2.40 /20.00
incl. 3.72 /9.00
NEW POTENTIAL
FG-11-03
1.20 /236.00
incl. 2.42 /22.00
and incl. 2.63 /23.00
9.77 /3.20
FG-11-02
1.19 /265.00
incl. 2.34 /34.00
and incl. 2.03 /48.40
FG-11-01
3.29 /29.30 (VG)
incl. 6.09 /9.40
FG-11-04
1.31 /414.00
incl. 1.54 /264.00
OPEN
OPEN
101
101
TALISMAN SHAFT
FG-11-04
FG-11-03
FG-11-02
FG-11-01
Legend
LSG 2011 Drill Hole
Historic Diamond Drill Collar
Pipestone Fault
Conceptual Open Pit (surface)
Conceptual Starter Pit (surface)
Mineralized Envelope
New Potential
Diabase Dykes
Alkalic (syenite) Intrusives
Mafic Intrusives
Mafic Volcanics
Sediments
0
200
400
Meters
Projection: NAD83 Zone 17N
LAKE SHORE GOLD CORP.
FENN-GIB PROJECT
2011 DIAMOND DRILLING
Date: Oct, 2011
Name: KG
File: fg_2011_oct-2011-pr_ddh_plan.mxd

Figure 3.  Cross Section

A SURFACE
B
5375100mN
5375300mN
5375500mN
5375700mN
-200m
-400m
FE-98-43
1.01 /189.75
FE-97-31
1.67 /235.20
CONCEPTUAL PIT OUTLINE
NEW POTENTIAL
FG-11-04
1.31 /414.00
incl. 1.54 /264.00
FG-11-04
0.92 /150.00
incl. 2.13 /36.00
FG-11-04
2.40 /20.00
incl. 3.72 /9.00
Composites:
gpt Au over Meters
OPEN
EOH
OPEN
Projection:
NAD83 Zone 17N
Legend
Overburden
Alkalic (syenite) Intrusive Complex
Mafic Volcanics
Sediments
0 50 100
Meters
LAKE SHORE
GOLD CORP.
FENN-GIB PROJECT MAIN ZONE
CONCEPTUAL GEOLOGY
SECTION 1400E
LOOKING WEST
Date: October, 2011 Name:
File: section_1400E_oct_2011.mxd